No M/0508/AS date August 20, 2014

VIA EDGAR

August 20, 2014

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Mechel OAO (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2013 (the “Form 20-F”)

Filed May 15, 2014

File No. 1-32328

Dear Mr. Cash:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated July 21, 2014.

Form 20-F for Fiscal Year Ended December 31, 2013

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1. Please revise your statements of cash flows to begin with net income/loss rather than net income/loss from continuing operations as required by ASC 230-10-45-28.

Response

The revised top three lines of the statements of cash flows for the years ended December 31, 2013, 2012 and 2011 to begin with net income/loss as required by ASC 230-10-45-28 are presented below:

Consolidated Statements of Cash Flows (in thousands of U.S. dollars)		Year ended December 31,
	Notes	2013	2012	2011
Cash Flows from Operating Activities
Net (loss) income		$(2,922,967)	$(1,664,885)	$803,447
Loss from discontinued operations, net of taxes		$1,358,571	$605,839	$28,026

Net (loss) income from continuing operations		$(1,564,396)	$(1,059,046)	$831,473

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

In our future filings, we will present our statements of cash flows beginning with net income/ loss similar to the above.

Note 3(c) – Discontinued Operations

TFP, Voskhod-Oriel, Voskhod-Chrome, Voskhod Trading, page F-38

2. Based on your disclosures on page F-40, it appears that the value of mineral licenses associated with disposed operations were significantly impaired during 2013. We note the impairment of mineral licenses significantly contributed to the loss from discontinued operations in 2013. Please tell us, and disclose in future filings within the discontinued operations section of MD&A, the specific facts and circumstances that resulted in the mineral licenses becoming impaired.

Response

The impairment of mineral licenses of $842,052 thousand for the year ended December 31, 2013 was recognized to reduce the carrying amount of the mineral licenses of Voskhod-Oriel LLP (“Voskhod-Oriel”) to their fair value less costs to sell because Tikhvin Ferroalloy Plant (“TFP”), Voskhod-Oriel LLP (“Voskhod-Oriel”), Voskhod-Chrome LLP (“Voskhod-Chrome”) and Voskhod Trading LLP (“Voskhod Trading”) (collectively – “Oriel”) were designated and recognized as discontinued operations.

We acquired Oriel in April 2008 for approximately $1.5 billion. Since the date of acquisition, chrome ore prices started falling that negatively influenced the fair value of the acquired assets. During 2008-2013, the prices for chrome ore decreased by approximately 50%. However, despite of the deterioration of the ferroalloys market there was no impairment of the mineral licenses of Oriel recognized in our financial statements until 2013 because the carrying amount of the assets was recoverable. Recoverability of the mineral licenses was determined by a comparison of the carrying amount of the assets to the total estimated undiscounted cash flows expected to be generated by the assets. As the estimated future undiscounted cash flows exceeded the carrying amount of the assets no impairment charges were recognized prior to 2013.

In 2013, an impairment loss was recognized when Oriel met the criteria of a discontinued operation and assets held for sale in connection with the sale of Oriel. To reduce the carrying amount of the assets and liabilities of the disposed components to their fair value less cost to sell, the impairment carrying value of the mineral license was recognized in the financial statements.

In our future filings, we will expand the disclosure in section of MD&A similar to the above.

9. Related Parties, page F-53

3. We note your disclosures related to transactions with the related metallurgical plants and related to Metallurg-Trust. Please tell us, and revise future filings to more fully address:

•	the amount of receivables you recorded from the related metallurgical plants during 2013, when and how the receivables arose, when you determined a provision was necessary, and the reasons why you continued transactions with the related metallurgical plants in light of the significant provision you recorded in 2012;

•	the specific facts and circumstances that resulted in the provision you recorded related to receivables from Metallurg-Trust during 2013, including how you assessed collectability prior to 2013.

Response

•	In 2013, we continued our business relationships with the related metallurgical plants according to the existing terms of contracts because we received payments for the shipped products and we received the goods under the advances previously issued. As of December 31, 2013 and 2012, the amount of accounts receivable (trade accounts receivables and advances issued) net of allowance for doubtful accounts was $30,477 thousand and $253,605 thousand, respectively.

During 2013, we sold raw materials and semi-finished goods to the related metallurgical plants in the amount of $168,959 thousand and acquired goods from the metallurgical plants in the amount of $74,066 thousand. Our advances issued to the related metallurgical plants amounted to $373,622 thousand, cash received from these companies and through the re-assignment agreements amounted to $104,582 thousand and $87,059 thousand, respectively.

Due to the continued deterioration in the economic situation in Russian, European and Turkish markets, overall decline of steel product prices and lack of positive prospects for the recovery of demand for metallurgical products, and as well as the temporary suspension of operations at certain metallurgical plants, certain terms of the existing sales agreements were breached by the former Estar companies in the second half of 2013. In the fourth quarter of 2013, bankruptcy proceedings were initiated against a number of the related metallurgical plants, and therefore, we recognized a provision for doubtful accounts in the amount of $544,478 thousand resulting in a net receivables balance of $30,477 thousand as of December 31, 2013. The allowance for doubtful accounts was recognized based on our estimate of future cash inflows.

•	We started our transactions with Metallurg-Trust, a trading company, in 2010. Our sales of steel products to Metallurg-Trust (Form 20-F, page F-58) amounted $61,066 thousand, $316,017 thousand and $422,989 thousand during 2013, 2012 and 2011, respectively. During our assessment of the collectibility of the outstanding balance, we closely monitored cash collection from Metallurg-Trust. During 2012 and 2011, we received cash in the amount of $402,725 thousand and $417,633 thousand, respectively. However, during the first half of 2013, we received cash of $20,033 thousand, and no cash receipts took place during the second half of 2013.

Taking into account the facts described above and due to continuing decline in the steel market, we ceased shipping materials to Metallurg-Trust starting from July 2013 and recorded a provision for doubtful accounts on the outstanding advances. We also filed a lawsuit against Metallurg-Trust to recover amounts owed to us. Although the court decision obliged Metallurg-Trust to pay us the full amount outstanding, they only paid us $639 thousand (at the exchange rate as of December 31, 2013) in May 2014. In August 2014, bankruptcy proceedings were initiated against Metallurg-Trust. The full amount of the remaining amounts due was fully reserved and management is unable to estimate the probability of any recoverability at this time.

We will expand the disclosure in our future filings.

* * * *

In connection with our responses above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Andrey A. Slivchenko

Andrey A. Slivchenko
Chief Financial Officer

Copy to:

Kevin Stertzel

Anne McConnell

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